Exhibit 99.1
MANAGEMENT’S DISCUSSION AND ANALYSIS
BELLUS Health Inc. and its subsidiaries, formerly known as Neurochem Inc., (BELLUS Health or the Company) is a global health company focused on the development and commercialization of products to provide innovative health solutions to address critical unmet needs.
The shareholders of Neurochem Inc. approved the change of its name to “BELLUS Health Inc.” at the annual and special shareholders’ meeting on April 15, 2008. The new stock ticker symbol of the Company is BLU (TSX). On January 8, 2009, the Company’s common stock was delisted from the NASDAQ Capital Market. See the Business Overview section for details.
The Management’s Discussion and Analysis (MD&A) provides a review of the Company’s operations and financial performance for the years ended December 31, 2008, 2007 and 2006. It should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2008, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Additional information relating to the Company, including its Annual Report and Annual Information Form, as well as registration statements and other public filings, is available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Also available on SEDAR and EDGAR are the Company’s reconciliation to United States (US) GAAP and the additional disclosures required for the presentation of the financial statements in accordance with US GAAP and Securities and Exchange Commission rules and regulations.
This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-Looking Statements” cautionary notice, which can be found at the end of this MD&A.
All currency figures reported in the consolidated financial statements and in this document, including comparative figures, are reported in US dollars, unless otherwise specified.
This MD&A was prepared by Management with information available as at February 25, 2009.
BUSINESS OVERVIEW
In September 2008, the Company launched its first product, VIVIMINDTM (also known as tramiprosate and homotaurine), in Canada and globally on the Internet. VIVIMINDTM is a natural health brand designed to protect memory function and is based on homotaurine, a naturally occurring ingredient found in certain seaweed. Targeted at healthy baby boomers, this patented natural health brand is expected to address a largely underserved self-care market by providing a scientific, evidence-based health solution. VIVIMINDTM is the direct result of over 15 years of significant scientific research, including clinical testing in over 2,000 individuals. Post-hoc analysis of the North American Phase III clinical trial of homotaurine (VIVIMINDTM) involving 1,052 Alzheimer’s disease (AD) patients showed a positive impact on cognitive function and that, anatomically, it helped to reduce the volume loss of the hippocampus, an important area of the brain responsible for memory. VIVIMINDTM is commercialized by OVOS Natural Health Inc., a wholly owned subsidiary of BELLUS Health. OVOS Natural Health Inc. is currently planning the launch of VIVIMINDTM in the US. BELLUS Health’s strategy includes revenue generation in the short- to medium-term through the sale of natural health products and in the medium- to long-term through development of a pipeline of pharmaceutical products.

The current status of the Company’s principal pharmaceutical product candidates is as follows:

Disease indication	Product candidate	Stage of development

Amyloid A (AA) amyloidosis	eprodisate (KIACTATM)	Phase III clinical trial

Type II diabetes and certain features of metabolic syndrome	NC-503	Phase II clinical trial

Alzheimer’s disease	prodrug of tramiprosate	Preclinical development
Eprodisate (KIACTA™) is the Company’s oral investigational product candidate for the treatment of AA amyloidosis, a potentially fatal disease which is often associated with kidney dysfunction. During the first quarter of 2008, the Company announced its decision to continue the drug development program for eprodisate (KIACTA™) and that it planned to initiate a second Phase III clinical trial for eprodisate (KIACTA™) in close cooperation with the US Food and Drug Administration (FDA) and the European Medicines Agency (EMEA). The Company expects to file the protocol amendment to the Investigational New Drug application (IND) in the first half of 2009, with approximately 190 patients to be followed for a period of 24 months.
Prior to 2008, the Company was seeking marketing approval of eprodisate (KIACTA™) for the treatment of AA amyloidosis, following the initial Phase II/III clinical trial previously completed. In an approvable letter received in July 2007 from the FDA, it was indicated that an additional efficacy trial will be necessary before the FDA could approve the investigational product candidate. BELLUS Health had also submitted for marketing approval of eprodisate (KIACTA™) for the treatment of AA amyloidosis in the European Union and Switzerland. In December 2007, the Committee for Medicinal Products for Human Use (CHMP), the scientific committee of the EMEA, concluded that another study would be needed to demonstrate eprodisate (KIACTATM)’s effectiveness. Accordingly, the Company withdrew its marketing applications for eprodisate (KIACTA™) in the US, the European Union and Switzerland. Eprodisate (KIACTA™) has been granted Orphan Drug Designation in the US and received Orphan Medicinal Product designation in Europe, which normally provide for market exclusivity of seven years and ten years, respectively, once the drug is approved. Eprodisate (KIACTA™) has also received Orphan Drug Designation in Switzerland.
In December 2004, the Company concluded a collaboration and distribution agreement with Centocor, Inc. (Centocor) for eprodisate (KIACTA™) for the prevention and treatment of AA amyloidosis. On April 15, 2008, the Company announced that it had regained full ownership rights and control of eprodisate (KIACTA™) from Centocor. During the second quarter of 2008, the refundable portion ($6,000,000) of the upfront payment received from Centocor in 2005 was refunded to Centocor.
The Company is also developing NC-503 (eprodisate) for the treatment of Type II diabetes and certain features of metabolic syndrome. During the second quarter of 2008, a Phase II clinical trial in diabetic patients was initiated in Canada and patient recruitment and randomization commenced. The study is a randomized 26-week, double-blind, placebo-controlled study. Interim results are anticipated in the first half of 2009. Results from a validated rat model of diabetes and metabolic syndrome have demonstrated that NC-503 decreases glycemic levels in obese diabetic Zucker rats, when compared to the control group, while preserving 40% more pancreatic islet cells (insulin secreting cells) as compared to the control group, and have shown some protective effect on renal function.

On July 17, 2008, the Company acquired 100% of the remaining outstanding capital stock that it did not already own of Innodia Inc. (Innodia), a private company engaged in developing compounds for the treatment of diabetes, obesity and related metabolic conditions and diseases. Prior to the acquisition, the Company indirectly held 23% of Innodia’s capital stock. The Company acquired all of the operations of Innodia, including the intellectual property assets related to its diabetes and obesity projects. As a result of the transaction, the Company regained exclusive rights to its diabetes platform and all related compounds. The purchase price, in the amount of $1,278,000, was settled by the issuance from treasury of 1,185,797 common shares. Additional consideration consisting of either treasury shares or, at the option of the Company, cash is conditionally payable on the first anniversary of the closing of the transaction, based upon the determination of the value at that time of the Innodia Asset-Backed Commercial Paper acquired under the July 17, 2008 transaction.
In November 2007, the Company announced the termination of the tramiprosate (ALZHEMED™; homotaurine) pharmaceutical drug development program for the treatment of AD, including the early termination of its European Phase III clinical trial, and also announced the advancement of its next generation prodrug of tramiprosate (ALZHEMED™) into preclinical development for the treatment of AD. Tramiprosate (ALZHEMED™) was the Company’s investigational product candidate for the treatment of AD. The decision to terminate early the European Phase III clinical trial was taken in light of the information gathered from the North American Phase III clinical trial and from the Special Advisory Board established to assist BELLUS Health in reviewing and analyzing the data from the North American Phase III clinical trial. BELLUS Health was faced with the decision of completing the European Phase III clinical trial and/or initiating another Phase III study to support the approval of tramiprosate (ALZHEMED™) by regulatory agencies and/or investing in the development of a next generation compound related to the original product candidate. BELLUS Health took the decision to leverage the numerous years of accumulated knowledge and the experience it has gained in developing tramiprosate (ALZHEMED™) for AD, and to prioritize and accelerate the development of its next generation prodrug candidate of tramiprosate into preclinical development for the treatment of AD. Tramiprosate (ALZHEMED™) completed its 18-month North American Phase III clinical trial during the first quarter of 2007. Despite some descriptive data showing numerical differences in favor of tramiprosate (ALZHEMED™), the North American Phase III clinical trial did not demonstrate a statistically significant difference in favor of the product candidate with respect to the primary endpoints over 18 months of treatment. Due to significant interference from confounding factors and between-site variations that complicated the statistical analyses beyond expectations, it was not possible to demonstrate a statistically significant treatment effect of tramiprosate (ALZHEMED™). However, a difference observed in hippocampal volume did approach statistical significance utilizing an adjusted model aiming to address confounding factors.
As at December 31, 2008, based on the issued and outstanding shares of the Company as of that date, Picchio Pharma Inc. and its subsidiaries (Picchio Pharma), having given effect of the reorganization referred to below, held approximately 26% of the issued and outstanding shares of the Company. Picchio Pharma Inc. is a joint venture healthcare investment company established owned by 1324286 Alberta Ltd. (1324286) which is owned by FMRC Family Trust (FMRC), a trust of which Dr. Francesco Bellini is a beneficiary, and Victoria Square Ventures Inc. (VSVI), a subsidiary of Power Corporation of Canada. On December 18, 2008, VSVI and 1324286 announced that Picchio Pharma Inc. had entered into various agreements with its shareholders pursuant to which, inter alia, all of the shares of the Company held, directly or indirectly, by Picchio Pharma will be transferred to VSVI and 1324286 by no later than April 30, 2009.

On January 8, 2009, the Company’s common stock was delisted from NASDAQ Capital Market following the Company’s formal notice of its intention to voluntarily delist its common stock provided to the NASDAQ Stock Market, notice to the public by press release and the formal notice provided to the SEC, in December 2008. The decision was taken in light of the continuing, extreme short-term volatility in the financial markets and, accordingly, in the Company’s market value. Originally, the Company received a NASDAQ Staff Deficiency Letter dated October 10, 2008, stating that, for 10 consecutive trading days, the market value of the Company’s listed securities has been below the minimum $50,000,000 requirement for continued inclusion on the NASDAQ Global Market. The Company filed an application to transfer the listing of its common stock from the NASDAQ Global Market to the NASDAQ Capital Market and the transfer was effective as of November 14, 2008. The Company then received a Deficiency Letter dated December 1, 2008, from the NASDAQ Staff stating that, for 10 consecutive trading days, the market value of the Company’s listed securities had been below the minimum $35,000,000 requirement for continued inclusion on the NASDAQ Capital Market. The Company then formally initiated the steps to voluntarily delist by notifying the NASDAQ Stock Market and issuing a press release regarding its intention to voluntarily delist its common stock from the NASDAQ Capital Market. The Company received the consent of the holders of over a majority in value of the Company’s $42,085,000 aggregate principal amount of 6% convertible senior notes issued in November 2006 and amended the trust indenture governing these notes, so as to permit delisting from NASDAQ. See the Liquidity and Capital Resources section for discussion of the impact of the delisting on the equity line of credit facility with Cityplatz Limited. The Company’s listing on the Toronto Stock Exchange was not affected by the delisting from NASDAQ. The Company currently expects to continue to be subject to the filing and other obligations of the US securities laws applicable to non-US reporting companies during 2009.
In January 2007, the litigation with Immtech Pharmaceuticals, Inc. (formerly known as Immtech International, Inc. (Immtech)) came to a conclusion when Immtech, the University of North Carolina at Chapel Hill (UNC), and Georgia State University Research Foundation, Inc. filed with the Federal District Court for the Southern District of New York, US a Notice of Voluntary Dismissal. The plaintiffs voluntarily dismissed their complaint against BELLUS Health in the Federal District Court without any payment, license, business agreement, concession or compromise by BELLUS Health.
In June 2006, the International Chamber of Commerce Court of Arbitration (ICC) issued its Final Award (the Final Award) in the arbitration dispute involving BELLUS Health and Immtech. The dispute concerned an agreement entered into between Immtech and BELLUS Health in April 2002 (the Agreement) under which BELLUS Health had the right to apply its proprietary anti-amyloid technology to test certain compounds to be provided by Immtech. The ICC denied the majority of Immtech’s claims after an evidentiary hearing before the tribunal convened in accordance with the rules of the ICC (the Tribunal) held in September 2005. In the Final Award, the Tribunal held that BELLUS Health did not misappropriate any of Immtech’s compounds, information or trade secrets and that Immtech was not entitled to any interest in, or ownership or assignment of, BELLUS Health’s patent applications. The Tribunal found that BELLUS Health had breached certain sections of the Agreement, and Immtech was awarded $35,000 in damages, plus interest thereon for a disputed progress payment under the Agreement. Immtech was awarded only a portion of the ICC’s administrative charges and arbitral fees and costs incurred by the Tribunal which had been previously advanced by Immtech, as well as a portion of Immtech’s arbitration-related legal fees. Those charges, fees and costs amounted to approximately $1.8 million. BELLUS Health has made the payments required by the Final Award. The Tribunal issued an Addendum to the Final Award dated September 21, 2006, in which it denied Immtech’s July 10, 2006, request to make a further determination with respect to ownership of the BELLUS Health inventions and pending patent applications, leaving its earlier ruling intact.
The Company has significant tax losses that may be used to reduce future taxable income. See note 16 of the Consolidated Financial Statements for more details.
As at December 31, 2008, BELLUS Health’s workforce comprised 104 employees compared to 172 employees as at December 31, 2007. During the year ended December 31, 2006, and the first quarter of 2007, the Company increased its workforce in anticipation of commercialization and completion of clinical programs. During the second quarter of 2007, the workforce was reduced due to delays encountered in the product candidate development programs. During 2008, the Company further reduced its research activities and associated workforce in order to reduce its burn rate and focus on its key projects.
Financial position and going concern
During the past year, capital markets have been characterized by significant volatility and by a marked reduction in the ability of companies, and in particular, biotechnology companies, to access these markets for financing. At the same time, a slowdown in the general economy began to manifest itself.
As previously mentioned, as a result of the decrease in the market price of its shares, the Company’s common stock was delisted from the NASDAQ Capital Market. Since maintaining a listing on a recognized American stock exchange was a condition of financing under the equity line of credit facility, the Company is no longer able to avail itself of funds under this agreement. Accordingly, the Company will need to raise additional funds to pursue its operations beyond the first quarter of 2009.
To date, the Company has financed its operations primarily through public offerings of common shares, private placements, issuance of convertible notes, as well as a sale-leaseback transaction, research tax credits, collaboration and research contracts, interest and other income. The future profitability and viability of the Company is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Company, the ability of the Company to successfully market, sell and distribute products, including its natural health products, and the ability of the Company to obtain the necessary financing to complete its projects.
The Company has incurred significant operating losses and negative cash outflows from operations since inception and has an accumulated deficit at December 31, 2008 of $366,477,000. As at December 31, 2008, the Company’s committed cash obligations and expected level of expenses beyond the first quarter of 2009 exceed the committed sources of funds and the Company’s cash and cash equivalents on hand. In addition, the Company has interest payments due on the 2006 and 2007 convertible notes and payable in May and November 2009 in the aggregate annual amount of $2,795,000. Should the Company fail to make its interest payments on either the 2006 or 2007 convertible notes, it will be in default of the relevant agreements and the notes will become redeemable at the option of the holders. If the holders exercise the right to redeem the notes, the Company will have insufficient funds to meet its obligation. These factors raise significant doubt about the Company’s ability to continue as a going concern. Management is actively pursuing additional financing. No definitive agreements with potential investors have been reached yet and there can be no assurance that such agreements will be reached. See the Liquidity and capital resources for the letters received from FMRC and VSVI.

The ability of the Company to continue as a going concern beyond the first quarter of 2009 is dependent upon raising additional financing through borrowings, share issuances, receiving funds through collaborative research contracts or product licensing agreements, and ultimately, from obtaining regulatory approval in various jurisdictions, to market and sell its product candidates and achieving future profitable operations. The outcome of these matters is dependent on a number of factors outside of the Company’s control. As a result, there is significant uncertainty as to whether the Company will have the ability to continue as a going concern beyond the first quarter of 2009 and thereby realize its assets and discharge its liabilities in the normal course of business.
The consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company not be successful in its effort to obtain additional financing. Such adjustments may include but would not be limited to: all debt would be presented as current, accretion on the convertible notes would be accelerated, and the asset-backed commercial paper would be reduced to its liquidation value.

Selected Financial information
(In thousands of US dollars, except per share data in US dollar)

	Years ended December 31
	2008	2007	2006
Revenues:
Net sales	310	—	—
Collaboration agreement	205	1,119	2,106
Reimbursable costs	69	396	712

	584	1,515	2,818

Expenses:
Research and development (R&D)	25,027	55,732	51,688
Research tax credits and grants	(1,430)	(2,161)	(1,899)
Other R&D charges	—	—	1,127

	23,597	53,571	50,916

General and administrative	11,719	10,581	11,522
Marketing and selling	6,661	—	—
Arbitral award	—	—	1,835
Reimbursable costs	69	396	712
Stock-based compensation	2,309	4,275	3,569
Depreciation, amortization and patent cost write-off	1,884	1,698	1,556

	46,239	70,521	70,110

Loss before undernoted items	(45,655)	(69,006)	(67,292)

Interest income	907	3,341	2,077
Interest and bank charges	(271)	(202)	(133)
Accretion expense	(4,937)	(15,751)	(550)
Change in fair value embedded derivatives	86	(870)	—
Change in fair value of third-party asset-backed commercial paper	309	(1,184)	—
Foreign exchange gain (loss)	287	1,130	(280)
Other income	1,051	1,274	1,348
Share of loss in a company subject to significant influence	—	(327)	(2,440)
Non-controlling interest	—	109	801

	(2,568)	(12,480)	823

Net loss	(48,223)	(81,486)	(66,469)

Net loss per share: Basic and diluted	(0.97)	(1.85)	(1.72)

Selected Financial information (continued)
(In thousands of US dollars)

	December 31,	December 31,	December 31,
	2008	2007	2006
Total assets	32,444	78,431	71,402

Total long-term financial liabilities	37,464	35,421	33,650

RESULTS OF OPERATIONS
Year ended December 31, 2008, compared to the year ended December 31, 2007
Net sales amounted to $310,000 for the year ended December 31, 2008, and represent the initial sales of VIVIMINDTM, the Company’s first natural health brand launched in Canada and globally on the Internet on September 2, 2008. VIVIMINDTM, to protect memory function, is based on homotaurine, a naturally occurring ingredient found in certain seaweed. Targeted at healthy baby boomers, this patented natural health brand is expected to address a largely underserved self-care market by providing a scientific, evidence-based health solution. VIVIMINDTM is the direct result of over 15 years of significant scientific research, including clinical testing in over 2,000 individuals. VIVIMINDTM is commercialized by OVOS Natural Health Inc., a wholly owned subsidiary of BELLUS Health.
Revenue from collaboration agreement amounted to $205,000 for the year ended December 31, 2008, compared to $1,119,000 for the previous year. This revenue was earned under the agreement with Centocor in respect of eprodisate (KIACTA™), an oral investigational product candidate for the treatment of AA amyloidosis. During the first quarter of 2008, the Company announced its decision to continue the drug development program for eprodisate (KIACTA™) and that it expects to initiate a second Phase III clinical trial for eprodisate (KIACTA™) in close cooperation with the FDA and the EMEA. On April 15, 2008, the Company announced that it had regained full ownership rights and control of eprodisate (KIACTA™) from Centocor. During the second quarter of 2008, the refundable portion ($6,000,000) of the upfront payment received from Centocor in 2005 was refunded to Centocor.
Research and development expenses, before research tax credits and grants, amounted to $25,027,000 for the year ended December 31, 2008, compared to $55,732,000 for the previous year. The decrease is mainly attributable to a reduction in expenses incurred in relation to the development of tramiprosate (ALZHEMED™; homotaurine) for the treatment of AD, following the Company’s decision in November 2007 to terminate the tramiprosate (ALZHEMED™) pharmaceutical drug development program.
Research tax credits and grants amounted to $1,430,000 for the year ended December 31, 2008, compared to $2,161,000 for the previous year. Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program for expenditures incurred in Quebec. The decrease is mainly attributable to lower research and development expenses incurred in Quebec during the current period that are eligible for refundable tax credits.
General and administrative expenses totalled $11,719,000 for the year ended December 31, 2008, compared to $10,581,000 for the previous year. The increase is mainly due to expenses incurred in relation to the initiation of the Company’s natural health product activities in 2008.
Marketing and selling expenses amounted to $6,661,000 for the year ended December 31, 2008, and represent expenses incurred in relation to the commercialization of the Company’s natural health brand, VIVIMINDTM, which was launched during the third quarter of 2008.
Stock-based compensation amounted to $2,309,000 for the year ended December 31, 2008, compared to $4,275,000 for previous year. This expense relates to stock options and stock-based incentives, whereby compensation cost in relation to stock options is measured at fair value at the date of grant and is expensed over the award’s vesting period. The decrease is mainly due to adjustments in relation to forfeitures of stock options during 2008, which occurred as a result of reductions in the workforce.
Depreciation, amortization and patent cost write-off amounted to $1,884,000 for the year ended December 31, 2008, compared to $1,698,000 for the previous year. The increase is mainly attributable to patent cost of $505,000 written off during the year, for which no future benefit was expected to be realized. In 2007, $239,000 of patent costs was written off.
Interest income amounted to $907,000 for the year ended December 31, 2008, compared to $3,341,000 for the previous year. The decrease is mainly attributable to lower average cash balances and lower interest rates during the current year, compared to the previous year.
Accretion expense amounted to $4,937,000 for the year ended December 31, 2008, compared to $15,751,000 for the previous year. Accretion expense represents the imputed interest under GAAP on the $42,085,000 aggregate principal amount of 6% convertible senior notes issued in November 2006 (2006 Notes), as well as on the $40,000,000 6% senior convertible notes (Senior Notes) and $40,000,000 5% senior subordinated convertible notes (Junior Notes) issued in May 2007. The Company accretes the carrying values of the convertible notes to their face value through a charge to earnings over their expected life of 60 months, 54 months and 1 month, respectively. The decrease is mainly due to accretion expenses of $10,430,000 recorded during 2007 on the Junior Notes, which were fully converted during that year. As of December 31, 2008, $42,085,000 of the 2006 Notes remains outstanding as well as $4,500,000 of the Senior Notes. Refer to the Liquidity and Capital Resources section for more details on the convertible notes.
Change in fair value of embedded derivatives amounted to a gain of $86,000 for the year ended December 31, 2008, compared to a loss of $870,000 for the previous year and represents the variation in the fair value of the embedded derivatives, including the embedded derivative related to the $80,000,000 aggregate principal amount of Senior and Junior Notes issued in May 2007.
The fair value of third-party Asset-Backed Commercial Paper increased by $309,000 for the year ended December 31, 2008, compared to a decrease of $1,184,000 the previous year and represents adjustments recorded on the valuation of asset-backed commercial paper held by the Company. The increase recorded during 2008 is due to increased valuation of certain assets recognized as part of the Innodia transaction. See the Liquidity and Capital Resources section for more details.

Foreign exchange gain amounted to $287,000 for the year ended December 31, 2008, compared to a gain of $1,130,000 for the previous year. Foreign exchange gains or losses arise on the movement in foreign exchange rates in relation to the Company’s net monetary assets denominated in currencies other than US dollars, which is its functional and reporting currency, and consists primarily of monetary assets and liabilities denominated in Canadian dollars. Foreign exchange gains for 2008 include $924,000 of gains recognized on the reclassification of the refundable amount ($6,000,000) due to Centocor, during the first quarter of 2008, from deferred revenue (non-monetary liability) to accrued liability (monetary liability), following the recovery by the Company of ownership rights and control of eprodisate (KIACTA™), as discussed earlier.
Other income amounted to $1,051,000 for the year ended December 31, 2008, compared to $1,274,000 for the previous year. Other income consists of non-operating revenue, primarily sub-lease revenue.
Net loss for the year ended December 31, 2008, amounted to $48,223,000 ($0.97 per share), compared to $81,486,000 ($1.85 per share) for the previous year.
Fourth quarter (unaudited)
For the fourth quarter ended December 31, 2008, the Company recorded a net loss of $11,520,000 ($0.23 per share), compared to $16,097,000 ($0.33 per share) for the corresponding quarter the previous year.
Total revenues for the quarter ended December 31, 2008, amounted to $157,000 compared to $270,000 for the corresponding quarter the previous year. Total revenues for 2008 are composed solely of net sales of VIVIMINDTM, which sales started in September 2008. The decrease is attributable to that fact that no revenue was recognized during the fourth quarter of 2008 in relation to the collaboration agreement with Centocor for the KIACTATM program, since the Company regained full ownership rights to this program in April 2008.
Research and Development expenses, before tax credits and grants, amounted to $3,916,000 for the quarter ended December 31, 2008, compared to $12,199,000 for the corresponding quarter the previous year. The decrease is mainly attributable to a reduction in expenses incurred in relation to the development of tramiprosate (ALZHEMED™; homotaurine) for the treatment of AD, following the Company’s decision in November 2007 to terminate the tramiprosate (ALZHEMED™) pharmaceutical drug development program.
General and administrative expenses totalled $3,206,000 for the quarter ended December 31, 2008, compared to $1,397,000 for the corresponding quarter the previous year. The increase is mainly attributable to management bonuses and performance-based fees potentially due to Picchio International Inc. in the amount of $1,090,000, which were accrued during 2007 and reversed during the fourth quarter of 2007, following a decision by the Compensation Committee not to pay these amounts. The increase in the quarter is also due to expenses incurred in relation to the Company’s natural health product activities.
Marketing and selling expenses amounted to $3,202,000 for the quarter ended December 31, 2008, and represent expenses incurred in relation to the commercialization of the Company’s natural health brand, VIVIMINDTM, which was launched during the third quarter of 2008.

Stock-based compensation amounted to $11,000 for the quarter ended December 31, 2008, compared to $1,421,000 for the corresponding quarter the previous year. The decrease is mainly due to adjustments in relation to forfeitures of stock options during the current quarter.
Interest income amounted to $51,000 quarter ended December 31, 2008, compared to $756,000 for the corresponding quarter the previous year. The decrease is mainly attributable to lower average cash balances and lower interest rates during the current quarter, compared to the same quarter in the previous year.
The fair value of third party Asset-Backed Commercial Paper increased by $684,000 for the quarter ended December 31, 2008, compared to a decrease of $1,184,000 for the corresponding quarter the previous year. This represents adjustments recorded on the valuation of asset-backed commercial paper held by the Company. The increase recorded during the fourth quarter of 2008 is due to increased valuation of certain assets recognized as part of the Innodia transaction. See the Liquidity and Capital Resources section for more details.
Year ended December 31, 2007, compared to the year ended December 31, 2006
Revenue from collaboration agreement amounted to $1,119,000 for the year ended December 31, 2007, compared to $2,106,000 for the previous year. Revenue recognized is in respect of the non-refundable upfront payment received from Centocor in respect of eprodisate (KIACTA™), which is being amortized over the estimated period through to the anticipated regulatory approval date of the investigational product candidate. The estimated period is subject to change based on additional information that the Company may receive periodically. The other portion of the upfront payment received from Centocor ($6,000,000) was initially classified as deferred revenue and was not being amortized as earned revenue given that it was potentially refundable. This amount was refunded in April 2008, as explained previously. The decrease in revenue from collaboration agreement is mainly attributable to a change in the estimated period over which the non-refundable upfront payment received from Centocor in respect of eprodisate (KIACTA™) is being amortized.
Reimbursable costs revenue amounted to $396,000 for the year ended December 31, 2007, compared to $712,000 for the previous year, and consists of costs reimbursable by Centocor in respect of eprodisate (KIACTA™)-related activities. The Company earned no margin on these reimbursable costs.
Research and development expenses, before research tax credits and grants, amounted to $55,732,000 for the year ended December 31, 2007, compared to $51,688,000 for the previous year. The increase is due to expenses incurred in relation to the development of tramiprosate (ALZHEMED™), primarily in respect of the Phase III clinical trial in Europe and the North American open-label extension of the Phase III study, as well as the conduct of a QT cardiac status Phase I study. For the year ended December 31, 2007, research and development expenses also included costs incurred to support the North American Phase III clinical trial for tramiprosate (ALZHEMED™), the open-label extension of the eprodisate (KIACTA™) Phase II/III study, as well as drug discovery programs.
Research tax credits and grants amounted to $2,161,000 for the year ended December 31, 2007, compared to $1,899,000 for the previous year. Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program for expenditures incurred in Quebec. The increase is due to higher eligible expenditures in the current year and the realization of tax credits from prior years that met the criteria for recognition in the current year.
Other research and development charges amounted to nil for the year ended December 31, 2007, compared to $1,127,000 for the previous year. In 2006, the Quebec taxation authorities confirmed their position in the application of the tax credit program that denied tax credits on research and development taxable benefits relating to stock options for 2005 and prior years. Accordingly, management determined at that time that the criteria for recognition of these credits were no longer met and recorded a provision for these research tax credits.
General and administrative expenses totalled $10,581,000 for the year ended December 31, 2007, compared to $11,522,000 for the previous year. These costs are incurred to support the overall activities of the Company. The decrease is mainly due to a reduction in management bonuses, and in performance-based fees due to Picchio International Inc.
Arbitral award amounted to nil for the year ended December 31, 2007, compared to $1,835,000 for the previous year. This expense related to the dispute with Immtech, as described previously.
Reimbursable costs amounted to $396,000 for the year ended December 31, 2007, compared to $712,000 for the previous year, and consist of costs incurred on behalf of Centocor in respect of eprodisate (KIACTA™)-related activities and reimbursable by Centocor.
Stock-based compensation amounted to $4,275,000 for the year ended December 31, 2007, compared to $3,569,000 for the previous year. This expense relates to stock options and stock-based incentives, whereby compensation cost in relation to stock options is measured at fair value at the date of grant and is expensed over the award’s vesting period. The increase is due to new stock options granted during 2007.
Depreciation, amortization and patent cost write-off amounted to $1,698,000 for the year ended December 31, 2007, compared to $1,556,000 for the previous year. The increase in 2007 is attributable to patent cost of $239,000 written off during the year, for which no future benefit was expected to be realized.
Interest income amounted to $3,341,000 for the year ended December 31, 2007, compared to $2,077,000 for the previous year. The increase is mainly attributable to higher average cash balances during the current year, compared to the previous year.
Accretion expense amounted to $15,751,000 for the year ended December 31, 2007, compared to $550,000 for the previous year. Accretion expense represents the imputed interest under GAAP on the 2006 Notes, as well as on the Senior Notes and Junior Notes issued in May 2007. The Company accretes the carrying values of the convertible notes to their face value through a charge to earnings over their expected lives of 60 months, 54 months and 1 month, respectively. Of the total accretion expense recorded in the year ended December 31, 2007, $10,430,000 relates to accretion expense on the Junior Notes, which were fully converted during the second quarter of 2007. Please refer to the Liquidity and Capital Resources section for more details on the convertible notes.
Change in fair value of embedded derivatives amounted to a loss of $870,000 for the year ended December 31, 2007 and represents the variation in the fair value of the embedded derivatives included in the aggregate $80,000,000 Senior and Junior Notes issued in May 2007.

Change in fair value of third-party asset-backed commercial paper amounted to a loss of $1,184,000 for the year ended December 31, 2007 and represents a provision recorded on the valuation of asset-backed commercial paper held by the Company.
Foreign exchange gain amounted to $1,130,000 for the year ended December 31, 2007, compared to a loss of $280,000 for the previous year. Foreign exchange gains or losses arise on the movement in foreign exchange rates in relation to the Company’s net monetary assets denominated in currencies other than US dollars, which is its functional and reporting currency, and consists primarily of monetary assets and liabilities denominated in Canadian dollars. Foreign exchange gains recognized during 2007 are mainly attributable to the strengthening of the Canadian dollar compared to the US dollar during the period.
Other income amounted to $1,274,000 for the year ended December 31, 2007, compared to $1,348,000 for the previous year. Other income consists of non-operating revenue, primarily sub-lease revenue. The 2006 income includes an amount of $293,000 in respect of the recovery of prior years’ property taxes.
Share of loss in a company subject to significant influence amounted to $327,000 for the year ended December 31, 2007, compared to $2,440,000 for the previous year. Non-controlling interest amounted to $109,000 for the year ended December 31, 2007, compared to $801,000 for the previous year. These items result from the consolidation of the Company’s interest in a holding company (Innodia Holding) that owns shares of Innodia Inc., for which BELLUS Health is the primary beneficiary. The share of loss recorded in 2007 has reduced the Company’s long-term investment in Innodia Holding to a nominal value.
Net loss for the year ended December 31, 2007 amounted to $81,486,000 ($1.85 per share), compared to $66,469,000 ($1.72 per share) for the previous year.
Quarterly results (unaudited)
(In thousands of US dollars, except per share data in US dollar)

			Net loss per share
Quarter	Revenue	Net loss	Basic and diluted
Year ended December 31, 2008
Fourth	157	(11,520)	(0.23)
Third	153	(11,095)	(0.22)
Second	47	(12,706)	(0.26)
First	227	(12,902)	(0.26)

Year ended December 31, 2007
Fourth	270	(16,097)	(0.33)
Third	301	(13,889)	(0.29)
Second	443	(30,484)	(0.75)
First	501	(21,016)	(0.54)
Compared to the corresponding quarter the previous year, the decrease in quarterly losses is primarily due to a reduction in research and development expenses. The decrease in the 2008 second quarter net loss compared to the same quarter the previous year is also due to lower accretion expense on the convertible notes. The decrease in the 2008 fourth quarter net loss compared to the same quarter the previous year is also due to lower stock-based compensation as well as an increase in fair value of third party asset-backed commercial paper, and is offset by an increase in administrative, marketing and selling expenses, primarily in relation to VIVIMINDTM activities.

Related party transactions
(In thousands of US dollars)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2008	2007	2006
Management services expense	2,360	2,343	2,164
Sub-lease revenue	904	858	846
In March 2003, BELLUS Health entered into a management services agreement with Picchio International Inc. (Picchio International) into which Picchio Pharma Inc. intervened, which has since been amended. Picchio International is wholly-owned by Dr. Francesco Bellini and his spouse. The management services agreement stipulates that Picchio International provides the services of Dr. Francesco Bellini, as Chief Executive Officer of the Company and services of other members of Picchio International and Picchio Pharma Inc. Under the agreement, Picchio International and Picchio Pharma Inc. provide regular consulting and advisory services, including services related to reviewing existing and potential research and development activities, and potential clinical programs, financing activities, partnering and licensing opportunities, commercialization plans and programs, and advising and assisting in investor relations activities. In consideration of all services rendered under the agreement, Picchio International received in 2008 a monthly fee of approximately CDN$208,000. Pursuant to an amendment in 2003, the agreement also provides for performance-based fees determined at the discretion of the Board of Directors. During the year ended December 31, 2007, the Company paid $848,000 of performance-based fees, which was in respect of the 2006 year and accrued as at December 31, 2006. No performance-based fees have been paid or accrued in respect of 2007 and 2008 fiscal years. In January 2009, the Company renewed, with effect from December 1, 2008, the management services agreement entered into with Picchio International to December 31, 2009.
In 2004, the Company entered into an agreement to issue shares with the Chief Executive Officer. Refer to the Contractual Obligations section for details.
In 2005, the Company entered into a lease agreement for a three-year period ended April 2008, with a company in which certain shareholders of the Company have an equity interest. During 2007, the lease agreement was extended to April 2011. In connection with the sale-leaseback transaction of November 2005 for its Laval facilities, the Company provided an indemnification to that company should it be required to vacate its subleased premises by the landlord prior to the expiration of the lease referred to above.
Please refer to notes 14(b) and 15(b) of the Consolidated Financial Statements for transactions with Parteq Research and Development Innovations.
FINANCIAL CONDITION
Liquidity and capital resources
As at December 31, 2008, the Company had available cash, cash equivalents and marketable securities of $10,595,000, compared to $58,672,000 at December 31, 2007. The decrease is primarily due to funds used in operating activities.

During the past year, capital markets have been characterized by significant volatility and by a marked reduction in the ability of companies, including biotechnology companies, to access markets for financing. In light of these conditions and given the Company’s current cash position and the requirement to secure additional capital by the end of the first quarter of fiscal 2009 in order to continue its operations, BELLUS Health is continuing to actively pursue additional financing.
In this regard, BELLUS Health has received letters from each of FMRC and VSVI, pursuant to which each has committed to subscribe for securities of BELLUS Health in an amount of up to CDN$10 million (CDN$20 million in the aggregate) or such lesser amount as is necessary to allow BELLUS Health to operate in accordance with its 2009 budget. The commitments expire on March 23, 2009, and replace the commitments of Picchio Pharma Inc. announced by BELLUS Health on October 21, 2008. See subsequent events.
BELLUS Health is also in discussions and due diligence with several pharmaceutical companies regarding potential collaborations.
There can be no assurance that any transactions, including one with FMRC and VSVI, will be concluded or that BELLUS Health will not require additional financing.
BELLUS Health is also initiating several measures with the objective of reducing its burn rate and other cash obligations.
For a discussion on the Company’s financial position and going concern, refer to the section presented at the end of the Business overview section and to the Liquidity risk section of the Financial risk management discussion below.
Financing activities
Proceeds from the issue of share capital amounted to $7,000 for the year ended December 31, 2008, and $371,000 for the year ended December 31, 2007. These proceeds are related to the issue of share capital pursuant to the exercise of stock options. Proceeds from the issue of share capital for the year ended December 31, 2006, amounted to $8,641,000 and are mainly related to the warrant exercised by Picchio Pharma on February 16, 2006, which was previously issued pursuant to a February 2003 private placement and which was otherwise scheduled to expire on February 18, 2006.
Net proceeds from convertible notes amounted to $74,279,000 for the year ended December 31, 2007, and are in respect of the $80,000,000 aggregate principal amount of convertible notes issued in May 2007, consisting of $40,000,000 6% senior convertible notes due in 2027 (Senior Notes) and $40,000,000 5% senior subordinated convertible notes due in 2012 (Junior Notes). The Senior Notes have an initial conversion price equal to the lesser of $12.68 or the 5-day weighted average trading price of the common shares preceding any conversion, subject to adjustments in certain circumstances. The Company will pay interest on the Senior Notes until maturity on May 2, 2027, subject to earlier repurchase, redemption or conversion. The Junior Notes were subject to mandatory conversion into common shares under certain circumstances. In connection with this transaction, the Company issued warrants to purchase an aggregate of 2,250,645 common shares until May 2, 2012, at an initial purchase price of $12.68 per share, subject to adjustments in certain circumstances. During the year ended December 31, 2007, $35,500,000 of the Senior Notes were converted into 5,619,321 common shares and the totality of the Junior Notes were converted into 4,444,449 common shares. As at December 31, 2008, $4,500,000 of the Senior Notes remained outstanding.

Net proceeds from convertible notes amounted to $40,306,000 for the year ended December 31, 2006, and are in respect of the private placement entered into in November 2006 of $42,085,000 aggregate principal amount of 6% convertible senior notes (the 2006 Notes) due in 2026. The 2006 Notes are convertible into common shares based on an initial conversion rate of 50.7181 shares per $1,000 principal amount of 2006 Notes ($19.72 per share). The 2006 Notes are convertible, at the option of the holder under certain conditions. On October 15, 2009, the conversion rate of the 2006 Notes will be adjusted to an amount equal to a fraction whose numerator is $1,000 and whose denominator is the average of the closing sale prices of the common shares during the 20 trading days immediately preceding, and including, the third business day immediately preceding October 15, 2009. However, no such adjustment will be made if the adjustment will reduce the conversion rate. On and after November 15, 2009, the conversion rate will be readjusted back to the conversion rate that was in effect prior to October 15, 2009. On or after November 15, 2011, the Company may redeem the 2006 Notes, in whole or in part, at a redemption price in cash equal to 100% of the principal amount of the 2006 Notes, plus any accrued and unpaid interest. On November 15, 2011, 2016 and 2021, the holders of the 2006 Notes may require the Company to purchase all or a portion of their 2006 Notes at a purchase price in cash equal to 100% of the principal amount of the 2006 Notes to be purchased, plus any accrued and unpaid interest. The Company, at its discretion, may elect to settle the principal amount owing upon redemption or conversion in cash, shares or a combination thereof. As at December 31, 2008, the totality of the 2006 Notes remained outstanding.
The terms of the 2006 Notes required the continued listing of the Company’s shares on a recognized national securities exchange in the US. The trust indenture governing the 2006 Notes was amended in December 2008 so as to permit delisting from NASDAQ; the Company received the consent of the holders of over a majority in value of the Company’s 2006 Notes. In January 2009, the Company delisted its shares from NASDAQ. The Company will be seeking shareholders’ approval at its next meeting of shareholders in 2009 to obtain approval for the issuance of shares regarding the conversion rate adjustment of October 15, 2009, in respect of the 2006 Notes discussed above. For additional information on the 2006 Notes, refer to the Annual report and Annual Information Form for the year ended December 31, 2008, as well as other publicly filed documents.
In August 2006, the Company entered into a securities purchase agreement in respect of an equity line of credit facility (ELOC) with Cityplatz Limited (Cityplatz) that provided the Company up to $60,000,000 of funds in return for the issuance of common shares. As at December 31, 2008, the Company had not drawn any funds under the ELOC. Listing of the Company’s securities on NASDAQ was a condition to drawdown under the terms of the ELOC concluded with Cityplatz. At the time of the Company’s communication of its intention to delist, the estimated maximum annual amount potentially available was $1 million. As a result of the delisting of its common stock from NASDAQ in January 2009, the Company is no longer able to avail itself of funds under the ELOC.
Investing activities
Additions to property and equipment for the year ended December 31, 2008, amounted to $199,000, compared to $575,000 for the year ended December 31, 2007, and $801,000 for the year ended December 31, 2006. The main additions to property and equipment for these three years were composed of research equipment. Additions to patents for the year ended December 31, 2008, amounted to $1,063,000, compared to $1,180,000 for the year ended December 31, 2007, and $1,716,000 for the year ended December 31, 2006.

As at December 31, 2008, the Company held $12,250,000 in principal value of third party ABCP, including $5,719,000 of third party ABCP acquired as part of the Innodia acquisition. These investments were due to mature in August 2007, but, as a result of a disruption in the credit markets, particularly in the ABCP market, they did not settle on maturity. On April 25, 2008, the restructuring plan announced by the Pan-Canadian Investors Committee (the Committee) in December 2007 was approved by the ABCP holders. Subsequent to year-end, on January 21, 2009, the Committee announced that the restructuring plan had been implemented. Pursuant to the terms of the restructuring plan, the Company received the following new floating rate interest-bearing notes (New notes) in exchange for its ABCP: $1,884,000 of MAV2 Class A-1 Notes, $2,265,000 of MAV2 Class A-2 Notes, $411,000 of MAV2 Class B Notes, $141,000 of MAV2 Class C Notes, $695,000 of MAV2 IA Tracking Notes, $5,000,000 of MAV3 IA Tracking Notes and $1,781,000 of MAV3 TA Tracking Notes The MAV 2 Class A-1 and A-2 notes carry an “A” rating from DBRS and the other MAV2 notes, as well as the MAV3 notes held by the Company, are not rated. The legal maturity of the notes is July 15, 2056, but the actual expected repayment of the notes, if held to maturity, is January 22, 2017. The Company also received partial payments for accrued interest, totalling $390,000, for its investment in ABCP held since the market disruption. The Company has not recorded any interest income since the initial maturity of the ABCP it held but the expected proceeds from the interest are considered in the determination of the fair value of the ABCP at December 31, 2008. As of February 25, 2009, there are currently no market quotations available for these New notes.
During the second quarter of 2008, the Company entered into a temporary credit facility with the chartered bank that sold the Company the ABCP. This credit facility was put in place to finance the repayment to Centocor (as discussed previously), since this obligation was secured by ABCP. Following the implementation of the ABCP restructuring plan in January 2009, the Company received an offer by the chartered bank to refinance its temporary credit facility by revolving credit facilities, with a minimum 2-year term. In addition, the Company also received an offer to refinance the temporary credit facility obtained as part of the Innodia transaction. In total, the offers for the revolving credit facilities amount to $12,004,000, bear interest at prime rate minus 1% and require security in the Company’s investments in the New notes, among other requirements. The offers for the revolving credit facilities also include a put option feature in two to three years which may limit the Company’s losses to between 25% and 55% of the New notes, subject to certain conditions.
As at December 31, 2008, the Company estimated the fair value of these ABCP at approximately $8,865,000, of which $473,000 is presented as part of Restricted Cash, as it is pledged to a bank as collateral for letter of credit issued in connection with a lease agreement. In connection with its fair value estimations, the Company recorded a decrease in fair value of $1,184,000 for the year ended December 31, 2007, and an increase in fair value of $309,000 during 2008, to recognize fair value adjustments related to these investments. The increase in fair value recorded in 2008 is due to increased valuation of certain assets recognized as part of the Innodia transaction. The Company estimated the fair value of the ABCP using a probability weighted discounted cash flow approach, based on its best estimates of the period over which the assets are going to generate cash flows, the coupon interest rate, the discount rate to apply to the net cash flows anticipated to be received commensurate with the return on comparably rated notes in accordance with the risk factors of the different investments and other qualitative factors. The Company estimated that the long-term financial instruments arising from the conversion of its ABCP would generate interest returns ranging from 1.04% to 1.54% (weighted average rate of 1.29%), depending on the type of series. These future cash flows were discounted, according to the type of series, over 5 to 28-year periods (weighted average period of 14.9 years) and using discount rates ranging from 6.9% to 47.3% (weighted average rate of 32.1%). The Company took into account its estimated share of the restructuring costs associated with the restructuring plan. The Company also took into account the put option feature described above in determining the change in fair value of ABCP recognized in earnings for the year ended December 31, 2008. Estimates of the fair value of the ABCP and related put option are not supported by observable market prices or rates, therefore are subject to uncertainty, including, but not limited to, the estimated amounts to be recovered, the yield of the substitute financial instruments and the timing of future cash flows, and the market for these types of instruments. The resolution of these uncertainties could be such that the ultimate fair value of these investments may vary significantly from the Company’s current estimate. Changes in the near term could require significant changes in the recognized amount of these assets. As the Company records the New notes at current fair value each period, such adjustments will directly impact earnings.
Other
As at January 31, 2009, the Company had 50,043,892 common shares outstanding, 220,000 common shares issuable to the Chief Executive Officer upon the achievement of specified performance targets, 4,649,008 options granted under the stock option plan, 2,884,471 shares potentially issuable under the convertible notes (subject to adjustments, refer to note 11 to the consolidated financial statements) and 2,250,645 warrants outstanding (subject to adjustments in certain circumstances).
Contractual Obligations
As at December 31, 2008, BELLUS Health’s future contractual obligations are principally for operating leases for facilities and office equipment, clinical trial outsourcing agreements, management fees for Picchio International, as well as payments in relation to the convertible notes and bank indebtedness. Future contractual obligations by year of maturity are presented below.

	Payments Due by Period
	(in thousands of US dollars)
Contractual		Less than 1			More than 5
obligations	Total	year	1-3 years	3-5 years	years

Operating leases	32,205	2,397	4,967	5,136	19,705

Clinical trial agreements	1,797	1,602	194	Nil	Nil

Management fees	2,040	2,040	Nil	Nil	Nil
Bank indebtedness	9,736	9,736	Nil	Nil	Nil
Convertible notes (1)	46,585	Nil	46,585	Nil	Nil

Interest payments on convertible notes (1)	8,385	2,795	5,590	Nil	Nil

(1)	Assumes redemption of convertible notes in November 2011.
         Refer to note 11 to the Consolidated Financial Statements for terms and conditions.
The Company has not engaged in commodity contract trading or off-balance sheet financing, other than in relation to operating leases and the sale-leaseback transaction, for which the contractual obligations under the operating leases are stated above. In addition, the Company is also responsible for operating costs and taxes under the operating leases. Furthermore, the Company entered into a securities purchase agreement in respect of an equity line of credit facility, which is no longer available, as discussed previously.

The Company has letters of credit issued in connection with lease agreements in the amount of $645,000. An equivalent face value amount of marketable securities and ABCP are pledged under these letters of credit and are presented as restricted cash on the Consolidated Balance Sheet as at December 31, 2008. The balance of the ABCP is pledged under the bank indebtedness.
In December 2004, the Company entered into an agreement with its Chief Executive Officer, Dr. Francesco Bellini, to issue to him up to 220,000 common shares upon the execution of the agreement and upon achievement of specified performance targets. In 2005, the Company recorded stock-based compensation in relation to 140,000 common shares to be issued to the Chief Executive Officer in connection with his execution and achievement of certain specified performance targets; these shares will be issued by the Company upon formal notification by the Chief Executive Officer.
The Company has entered into a number of other agreements, which involve future commitments, including agreements with Parteq Research and Development Innovations and the federal Ministry of Industry (Technology Partnerships Canada Program). Refer to note 14 of the Consolidated Financial Statements for the year ended December 31, 2008.
FINANCIAL RISK MANAGEMENT
This section provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, and how the Company manages those risks.
Credit Risk
Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. The maximum exposure to credit risk of the Company as at December 31, 2008 is the carrying value of its financial assets, including the investment in ABCP. Credit risk relating to cash, cash equivalents, marketable securities and restricted cash is managed by investing cash resources with major North American and European financial institutions. The Company has investment policies that are geared towards the safety and preservation of principal, the Company’s liquidity needs and yields that are appropriate. Marketable securities are comprised of fixed income instruments with a high credit rating (not less than A-1) as rated by Standard and Poor’s. Refer to the Liquidity and Capital Resources section for a discussion of credit risk related to investment in ABCP.
The Company’s exposure to credit risk related to accounts receivable arises from the possibility that a customer does not fulfill its obligations. This is minimized through a customer base predominantly comprised of well established retailers and wholesalers, a program of credit evaluation of new customers and limits on the amount of credit extended as deemed necessary. The Company performs continuous evaluation of its accounts receivable and records an allowance for doubtful accounts, if necessary.
Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company requires continued access to capital markets to support its operations, as well as to achieve its strategic plans. Any impediments to the Company’s ability to continue to meet the conditions contained in its credit facilities and convertible notes as well as the Company’s ability to access capital markets, including the lack of financing capability or an adverse perception in capital markets of the Company’s financial condition or prospects, could have a materially adverse effect on the Company. In addition, the Company’s access to financing is influenced by the economic and credit market environment. The Company manages liquidity risk through the management of its capital structure, as outlined in Note 20 to the Consolidated Financial Statements (Capital Disclosures). In addition, the Company manages liquidity risk by monitoring actual and projected cash flows as well as the impact of credit market conditions in the current environment. However, market conditions are beyond the control of the Company. The Board of Directors reviews and approves the Company’s annual operating and capital budgets, as well as any material transactions out of the ordinary course of business.
The contractual maturities of financial liabilities at December 31, 2008, are presented in Note 21(c) to the Consolidated Financial Statements.
As discussed earlier, as at December 31, 2008, the Company’s committed cash obligations and expected level of expenses beyond the first quarter of 2009 exceed the committed sources of funds and the Company’s cash and cash equivalents on hand. The Company is actively pursuing additional financing. The ability of the Company to continue as a going concern is dependent upon raising additional financing through borrowings, share issuances, receiving funds through collaborative research contracts or product licensing agreements, and ultimately, from obtaining regulatory approval in various jurisdictions, to market and sell its product candidates and achieving future profitable operations. The outcome of these matters is dependent on a number of factors outside of the Company’s control. As a result, there is significant doubt as to whether the Company will have the ability to continue as a going concern beyond the first quarter of 2009 and thereby realize its assets and discharge its liabilities in the normal course of business.
Foreign Currency Risk
Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The majority of the Company’s cash flows and financial assets and liabilities are denominated in US dollars, which is the Company’s functional and reporting currency. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than US dollars. The Company’s exposure relates primarily to changes in the US dollar versus the Canadian dollar exchange rate. For the Company’s foreign currency transactions, fluctuations in the respective exchange rates relative to the US dollar will create volatility in the Company’s cash flows and the reported amounts for revenue and expenses in its consolidated statement of operations. Additional variability arises from the translation of monetary assets and liabilities denominated in currencies other than the US dollar at the rates of exchange at each balance sheet date, the impact of which is reported as a foreign exchange gain or loss in the statement of operations. The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows, by transacting with third parties in US dollars to the maximum extent possible and practical and holding cash and cash equivalents and incurring borrowings in US dollars. The Company does not use forward foreign exchange contracts. Note 21(d) to the Consolidated Financial Statements provides indication of the Company’s significant foreign exchange currency exposures as at December 31, 2008.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. The Company’s financial instrument that is exposed to interest rate risk are cash and cash equivalents, marketable securities, restricted cash, investments in ABCP, bank indebtedness and convertible notes. The risk that the Company will realize a loss as a result of the decline in the fair value of its cash equivalents and marketable securities is limited because these investments, although available for sale, have short-term maturities and are generally held to maturity. The capacity of the Company to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.
The Company did not employ interest rate hedging activities during the current year.
DISCLOSURE CONTROLS AND PROCEDURES
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its reports filed with securities regulatory authorities is recorded, processed, summarized and reported within prescribed time periods and is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
The Company’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934) (the Exchange Act)) designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. They are assisted in this responsibility by the Company’s disclosure committee, which is composed of members of senior management. Based on an evaluation of the Company’s disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2008.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Management’s Annual Report on Internal Control Over Financial Reporting
Internal control over financial reporting (ICFR) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Management, including the Company’s Chief Executive Officer and its Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Management assessed the effectiveness of the Company’s ICFR as of December 31, 2008 based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company’s ICFR were effective as of December 31, 2008.
Attestation Report of Independent Registered Public Accounting Firm
KPMG LLP, an independent registered public accounting firm, which audited and reported on the Company’s financial statements has issued an unqualified attestation report on the effectiveness of the Company’s ICFR as of December 31, 2008, available on EDGAR.

Changes in Internal Controls Over Financial Reporting
There have been no changes in the Company’s ICFR during the year ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect its ICFR.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of consolidated financial statements in accordance with GAAP requires management to adopt accounting policies and to make certain estimates and assumptions that the Company believes are reasonable based upon the information available at the time these decisions are made. These accounting policies, estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues, expenses and cash flows during the reporting periods. By their nature, these judgments are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. On an ongoing basis, management reviews its estimates and actual results could differ from estimates. Refer to notes 7 and 11 to the consolidated financial statements for estimates used in the valuation of the investment in ABCP and the convertible notes, respectively. The Company’s significant accounting policies are described in Notes 3 and 4 to the Consolidated Financial Statements. Management considers that the following accounting policies and estimates are the more important in assisting an understanding and evaluating the Company’s consolidated financial statements.
Revenue recognition: The Company recognizes revenue in accordance with the CICA handbook Section 3400 “Revenue” and Emerging Issues Committee (EIC) Abstract 141 “Revenue Recognition”. This guidance states that revenue recognition should take place when realized or realizable and earned. Revenue recognition occurs upon meeting all of the following criteria: persuasive evidence of an arrangement exists; the product has been delivered; there are no future performance obligations; the selling price is fixed and determinable; and collection is reasonably assured.
The Company recognizes revenues when the title and risk of ownership is transferred to the customer, and the above criteria are satisfied, which is generally at the time of delivery of products to customers.
Net sales are presented net of allowances for product returns and cooperative promotional incentives. These allowances are recorded at the time sales are recognized. The Company establishes allowances for product returns and cooperative promotional incentives based on numerous qualitative and quantitative factors, which include: specific terms of arrangements with customers; historical product returns and cooperative promotional incentives; historical data from the industry; direct communication with customers; anticipated pricing strategy changes by the Company and/or its competitors; the effect of regulatory changes and the estimated remaining shelf life of products.
Research and development costs consist of direct and indirect expenditures, including a reasonable allocation of overhead expenses, associated with the Company’s various research and development programs. Research and development costs are expensed as incurred. Overhead expenses comprise general and administrative support provided to the research and development programs and involve costs associated with support activities such as facility operating costs, office services, information technology and human resources. The Company accrues clinical trial expenses based on work performed, which relies on estimates of total costs incurred based on completion of patient studies and other events. The Company follows this method since reasonable dependable estimates of the costs applicable to various stages of a research agreement or clinical trial can be made. Accrued clinical costs are subject to revisions as trials progress to completion.
Income taxes are accounted for under the asset and liability method. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Management provides valuation allowances against the future tax asset for amounts which are not considered “more likely than not” to be realized. In assessing the realizability of tax assets, management considers whether it is more likely than not that some portion or all of the tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company has determined that a 100% tax valuation allowance is necessary at December 31, 2008. In the event the Company was to determine that it would be able to realize its tax asset, an adjustment to the tax asset would increase income in the period in which such determination is made.
Property, equipment and patent costs are stated at cost and are amortized on a straight-line or declining balance basis. The Company regularly reviews property, equipment and patent costs for impairment, as well as whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with its expected future net undiscounted cash flows from use together with its residual value (net recoverable value). If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds its fair value. Quoted market values are used whenever available to estimate fair value. When quoted market values are unavailable, the fair value of the long-lived asset is generally based on estimates of discounted expected net cash flows. Management’s judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operating performances. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company’s property, equipment or patent costs are impaired. Any resulting impairment loss could have a material adverse impact on the Company’s financial position and results of operations.
Stock-based compensation is recorded using the fair value based method for stock options issued to employees and non-employees subsequent to July 1, 2002. Under this method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. The Company uses the Black-Scholes options pricing model to calculate stock option values, which requires certain assumptions, including the future stock price volatility and expected time to exercise. Changes to any of these assumptions, or the use of a different option pricing model, could produce different fair values for stock-based compensation, which could have a material impact on the Company’s earnings.

CHANGE IN ACCOUNTING POLICIES
Change in functional and reporting currency
Effective July 1, 2007, the Company adopted the US dollar as its functional and reporting currency, as a significant portion of its revenues, expenses, assets, liabilities and financing are denominated in US dollars. Prior to that date, the Company’s operations were measured in Canadian dollars and the consolidated financial statements were expressed in Canadian dollars. The Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, “Translation method when the reporting currency differs from the measurement currency or there is a change in the reporting currency”. In accordance with EIC-130, assets and liabilities as of June 30, 2007, were translated in US dollars using the exchange rate in effect on that date; revenues, expenses and cash flows were translated at the average rate in effect during the six-month period ended June 30, 2007, and equity transactions were translated at historical rates. For comparative purposes, historical financial statements have been restated into US dollars using the current rate method. Under this method, assets and liabilities are translated at the closing rate in effect at the end of these periods, revenues, expenses and cash flows are translated at the average rates in effect during these periods and equity transactions are translated at historical rates. Any exchange differences resulting from the translation are included in accumulated other comprehensive income presented in shareholders’ equity.
New accounting pronouncements adopted in 2008
On January 1, 2008, the Company adopted the following new accounting standards issued by the CICA:
Section 1535, Capital Disclosures, establishes guidelines for disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. This new standard relates to disclosure only and did not impact the financial results of the Company. See note 20 to the Consolidated Financial Statements.
Section 3862, Financial Instruments — Disclosure, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. Section 3863, Financial Instruments - Presentation, establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation related requirements of Section 3861, Financial Instruments — Disclosure and Presentation. These new standards relate to disclosure only and did not impact the financial results of the Company. See note 21 to the Consolidated Financial Statements.
Recent accounting pronouncements to be adopted
The following accounting standards were recently issued by the CICA:
The CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets and section 3450, Research and development costs. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company will adopt this standard effective January 1, 2009. As a result of this standard, direct costs incurred to secure patents related to internally-generated assets will no longer be capitalized by the Company. The Company will apply this standard on a retrospective basis. The estimated impact of adopting this standard will be to reduce the opening deficit at January 1, 2007 by $5,080,000, which is the amount relating to periods prior to this date, to (decrease) increase the net loss by ($128,000) and $572,000 in 2008 and 2007 respectively and to decrease accumulated other comprehensive income in 2007 by $504,000 due to foreign exchange adjustments.
International Financial Reporting Standards (IFRS)
In February 2008, Canada’s Accounting Standards Board (AcSB) confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged into International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore the Company will be required to report under IFRS for its 2011 interim and annual financial statements. The Company will convert to these new standards according to the timetable set within these new rules. The Company has not yet assessed the impact these new standards will have on its financial statements.
SUBSEQUENT EVENTS
On March 12, 2009, the Company announced the reduction of its workforce by approximately 45%, effective as of such date. It is expected that this reduction in the workforce and other related measures will result in annual savings of approximately CDN$3.5 million. The current programs related to the Company’s existing product and product candidates will not be affected by the cuts, which are being made primarily in basic research and research-related functions, as well as support and administrative functions.
On March 24, 2009, the Company announced that notwithstanding the expiration of the financing commitments on March 23, 2009, as discussed in the Liquidity and Capital resources section, the Company remains in discussions regarding the potential financing with FMRC and VSVI. The commitments were subject to conditions as announced on February 26, 2009, and discussions have taken place with a number of BELLUS Health’s other stakeholders. At the time of the announcement on March 24, 2009, these conditions had not yet all been met. If a transaction is completed, the nature, terms, pricing and security to be granted in respect of such securities will be determined through negotiation between BELLUS Health and each of FMRC and VSVI and the stakeholders. FMRC and VSVI are, directly and indirectly, shareholders of BELLUS Health. While progress has been made with the stakeholders with respect to the conditions to the financing, there can be no assurance that any transaction will proceed and the Company is reviewing all of its alternatives, including availing itself of legislation designed to allow corporations to reorganize their affairs.
RISKS AND UNCERTAINTIES
Since its inception in 1993, BELLUS Health has incurred significant operating losses. The Company’s pharmaceutical product candidates are in development and have not yet been approved for commercialization by regulatory authorities in any jurisdiction. The Company’s business entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, the adequacy of patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of the products, and competition from pharmaceutical, biotechnology and nutraceutical companies.
Product research and development involves a high degree of risk, and returns to investors are dependent upon successful development and commercialization of the Company’s products. A setback in any of the Company’s clinical trials may cause a drop in the Company’s stock price. Difficulties encountered in enrolling patients in the Company’s clinical trials could delay or adversely affect the trials. There can be no assurance that development of any product will be successfully completed or that regulatory approval of any of the Company’s products under development will be obtained. Furthermore, there can be no assurance that existing products or new products developed by competitors will not be more effective, or more effectively marketed and sold, than any that may be developed by the Company. There can be no assurance that the Company’s future potential products will gain market acceptance among physicians, patients, healthcare payers, the medical community and consumers.
Because of the length of time and expense associated with bringing new products through development, obtaining regulatory approval and bringing products to market, the Company places considerable importance on obtaining and maintaining patent protection and safeguarding trade secret protection for significant discoveries. There can be no assurance that any pending patent application filed by the Company will mature into an issued patent. Furthermore, there can be no assurance that existing or pending patent claims will offer protection against competition, or will not be designed around or infringed upon by others. Commercial success will also depend in part on the Company not infringing patents or proprietary rights of others. Patent litigation is costly and time consuming and may subject the Company to liabilities.
The Company is currently dependent on third parties for a variety of functions and may enter into future collaborations for the development, manufacture and commercialization of products, including the commercialization of VIVIMINDTM. There is no assurance that the arrangements with these third parties will provide benefits the Company expects. There can also be no assurance that the Company will be successful in manufacturing, marketing and distributing products, or that the Company will be able to make adequate arrangements with third parties for such purposes. There can be no assurance that the Company will generate significant revenue or achieve profitability.
Significant funding is required for ongoing research and development, clinical trials, marketing, commercial manufacturing of products and the establishment of sales and marketing teams necessary for the launch and ongoing sales of new products. In addition, major financial resources are necessary until such time as the products are commercialized and sold successfully, and sales are sufficient to generate profits. The Company intends to raise additional financing, as required, through research, partnership and licensing agreements, the exercise of stock options and warrants, and through equity and/or debt financing. However, there can be no assurance that these financing efforts will be successful or that the Company will continue to be able to meet its ongoing cash requirements. It is possible that financing will not be available or, if available, may not be on favorable terms. The availability of financing will be affected by the results of scientific research and clinical development, the Company’s ability to obtain regulatory approvals, the market acceptance of the Company’s products, the state of the capital markets generally (with particular reference to pharmaceutical, biotechnology, nutraceutical and medical companies), the status of strategic alliance agreements, and other relevant commercial considerations.

A detailed discussion on the Company’s risks and uncertainties can be found in the Company’s public filings including the Annual Information Form and prospectuses available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.
FORWARD-LOOKING STATEMENTS
Certain statements included in this Management’s Discussion and Analysis may constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes among others, information with respect to the Company’s objectives and the strategies to achieve these objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Refer to the Company’s filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission, as well as the “Risks and Uncertainties” section of this Management’s Discussion and Analysis, for a discussion of the various factors that may affect the Company’s future results. Such risks include but are not limited to: the ability to obtain financing immediately in current markets, the impact of general economic conditions, general conditions in the pharmaceutical and/or nutraceutical industry, changes in the regulatory environment in the jurisdictions in which the BELLUS Health group does business, stock market volatility, fluctuations in costs, changes to the competitive environment due to consolidation, and that actual results may vary once the final and quality-controlled verification of data and analyses has been completed. The results or events predicted in forward-looking information may differ materially from actual results or events. The Company believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report, and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.